* 17A5
3/12

15048872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: March 31 2016
Estimated average burden
hours per response . . . 12.00

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-51262

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VIRTU FINANCIAL CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
(No. and Street)

(City)	NY (State)	10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Venu Palaparthi — (212) 418-0143
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 3/13/15

AFFIRMATION

I, Venu Palaparthi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Virtu Financial Capital Markets LLC (the "Company"), as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/27/15

Signature Date

CEO

Title

[signature]

Notary Public

JUSTIN J. WALDIE
NOTARY PUBLIC-STATE OF NEW YORK
No. 02WA6248316
Qualified in New York County
My Commission Expires September 19, 2015

VIRTU FINANCIAL CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

(SEC I.D. No. 8-51262)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the

Securities Exchange Act of 1934

as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Virtu Financial Capital Markets LLC

We have audited the accompanying statement of financial condition of Virtu Financial Capital Markets LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Virtu Financial Capital Markets LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

VIRTU FINANCIAL CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	9,213,564
Receivables from broker-dealers and clearing organizations		760,093
Financial instruments owned, at fair value		113,224
Securities borrowed		14
Other assets ($503,787, at fair value)		2,796,525
Total assets	$	12,883,420
Liabilities and member's equity		
Liabilities		
Accounts payable and accrued expenses	$	1,086,672
Financial instruments sold, not yet purchased, at fair value		59,200
Due to affiliates		780,510
Total liabilities	$	1,926,382
Member's equity		10,957,038
Total liabilities and member's equity	$	12,883,420

See accompanying notes to the statement of financial condition.

1. NATURE OF BUSINESS

Virtu Financial Capital Markets LLC (the "Company") (VFCM) conducts business as a broker-dealer in securities. The Company was formed in 2003, is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, and various stock exchanges. The Company trades for its own account and on an agency basis on behalf of its 100% commonly held affiliates and does not have customers. The Company is a subsidiary of Virtu Financial Operating LLC (the "Parent"), and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent"). The Company is a self-clearing broker-dealer for U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation, the Options Clearing Corporation and is also registered as a Designated Market Maker ("DMM") in the New York Stock Exchange.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The Company's financial statement is prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, compensation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

Cash —The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowing and Lending — The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral. These transactions are collateralized by cash or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the statement of financial condition.

Receivables from and Payables to Broker-Dealers and Clearing Organizations — Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2014, receivables from and payables to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, securities failed to deliver and deposits with clearing organizations in relation to the Company's trading.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased— The Company carries financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value.

Fair Value Measurements— At December 31, 2014, substantially all of Company's financial assets and liabilities, except for certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

The Company's assets and liabilities have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board (''FASB'') Accounting Standards Codification (''ASC'') 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of ''block discounts'' for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. ASC 820-10 requires a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of hierarchy levels are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the year ended December 31, 2014.

Derivative Instruments — Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying derivative instruments are currencies which are actively traded.

Derivative instruments used for economic hedging purposes include forward contracts. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*; accordingly all derivative instruments are recorded at fair value.

Exchange Memberships and Stock — Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value, in accordance with ASC 940-340, *Financial Services — Broker and Dealers*. Exchange stock includes shares that the Company is required to hold in order to maintain certain trading privileges. The Company's exchange memberships and stock at December 31, 2014 are valued at $1,500,000 and $503,787, respectively, and are included as part of other assets on the statement of financial condition.

Trading Income — Trading income consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income is comprised of changes in the fair value of trading assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on trading assets and liabilities.

Interest and Dividend Income/Interest and Dividend Expense — Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of interest earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related lines of credit. Dividends on financial instruments owned including those pledged as collateral and financial instruments sold, not yet purchased are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Rebates — Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis.

Income Taxes — The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal, state and local income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of the Parent.

The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, *Income Taxes*, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from such a position is measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2014.

Recent Accounting Pronouncements

Compensation — In June 2014, the Emerging Issues Task Force (the "EITF") of the FASB issued ASU 2014-12, *Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period*. The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statement.

Going Concern — In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. The guidance will explicitly require management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company will implement this new standard on the required effective date.

3. FINANCIAL ASSETS AND LIABILITIES

At December 31, 2014, substantially all of the Company's financial assets and liabilities, except for certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

The following table summarizes all financial instruments at fair value on a recurring basis, within the fair value hierarchy levels as of December 31, 2014:

	Assets at fair value, December 31, 2014			
	Level 1	Level 2	Level 3	Total
Financial instruments owned				
Equity securities	$ 113,224	$ -	$ -	$ 113,224
	$ 113,224	$ -	$ -	$ 113,224
Other assets				
Exchange stock	$ 503,787	$ -	$ -	$ 503,787
	$ 503,787	$ -	$ -	$ 503,787
	Liabilities at fair value, December 31, 2014			
Financial instruments sold, not yet purchased				
Equity securities	$ 59,200	$ -	$ -	$ 59,200
	$ 59,200	$ -	$ -	$ 59,200

The financial assets and liabilities including interest and dividend receivable, securities borrowed, accounts payable and accrued expenses, interest and dividend payable, and due to affiliates are considered Level 2. The financial asset of cash is considered Level 1.

The Company does not net securities borrowed and securities loaned, which are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of financial instruments owned that are not offset in the statement of financial condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following tables set forth the netting of financial assets and of financial liabilities as of December 31, 2014.

	December 31, 2014					
				Gross Amounts Not Offset in the Statement of Financial Condition		
Offsetting of Financial Assets:	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments Received as Collateral	Cash Collateral Received	Net Amount
Securities borrowed	$ 14	$ -	$ 14	$ (14)	$ -	$ -

4. DERIVATIVE INSTRUMENTS

As of December 31, 2014, the Company does not have derivative instruments.

5. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2014, consist of the following:

Unsettled Trades	$	42,338
Deposits with clearing organizations		690,846
Securities failed to deliver		26,909
Total receivables from broker-dealers and clearing organizations	$	760,093

6. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including U.S. equity shares. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties to cover short positions. The fair value of securities received as collateral at December 31, 2014 was $71.

7. CONCENTRATION OF RISK

The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation (FDIC) insures combined accounts up to $250,000.

Credit Risk — Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the broker-dealers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its investment activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities if the Company is unable to meet its margin requirements. All listed securities are cleared through and held in custody by the Company's prime brokers, custodians, and securities lending counterparties. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

Currency Risk — Though predominantly invested in U.S. dollar-denominated investments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk — The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

8. SHORT-TERM BORROWINGS

The Company has available a line of credit to meet margin requirements and to post securities as collateral. The Company did not have any outstanding balance on the line of credit at December 31, 2014. The interest rate at December 31, 2014 was 1.12% per annum. As of December 31, 2014, the Company did not have any outstanding principal balance on the demand promissory notes.

9. RELATED-PARTY TRANSACTIONS

The Company incurred service fees paid to related entities (the Parent, the Ultimate Parent, VFH Parent LLC, Virtu Financial Services LLC, and MVC Research LLC, referred to collectively as the "Providers") under common control. At December 31, 2014, the Company has an agreement with the Providers for technology and administrative services based on an intercompany service agreement. The agreement may be terminated without cause or further obligation by the Company with 30-days written notice. The Company did not have any outstanding payable at December 31, 2014.

The Company entered into an agreement with related parties under common control of the Parent whereby the related parties send orders of equity securities through the Company's electronic trading system for execution on the various stock exchanges that the Company is a member of on an agency basis. Upon execution of such trades, the positions are immediately transferred over to the sender of the order and the Company is not liable for or holds any positions executed on behalf of the related entities. The commissions under this arrangement were $0.0020 per share as of December 31, 2014. The Company has the right under this arrangement to be reimbursed from the related parties for the execution and clearance fees incurred in connection with the corresponding agency trades.

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an agreement approved by the ISDA between the Company and the related party.

The Company makes loans to and receives loans from affiliates to meet its daily obligations. At December 31, 2014, the Company has a payable to its Parent and affiliates of $780,510 related to such loans.

The Company is allocated expense relating to the Ultimate Parent's Class A-2 profits interests ("Class A-2 profits interests") that are granted to Virtu Employee Holdco LLC, which holds the interests on behalf of, and issues equivalent interests to, its employees of the Ultimate Parent and its subsidiaries as share-based compensation awards. The Class A-2 profits interests vest immediately or up to a period of 4 years, in each case subject to repurchase provisions upon

certain termination events. These awards are accounted for as equity awards on the books of the Ultimate Parent and are measured at fair value on the date of grant. Holders of Class A-2 profits interests share in distributions of available cash flow of the Ultimate Parent based on the ratio of interests held to the total number of certain interests outstanding, and also share on a pro rata basis in the proceeds of a liquidity event, subject to a valuation hurdle determined by the Ultimate Parent the time of the grant based on a valuation performed by a third party valuation firm. Holders of the Class A-2 profits interests share in the proceeds of a liquidity event above such valuation hurdle, and receive a preference on such distributions above such valuation threshold until all holders of Class A-2 profits interests subject to such valuation threshold have been allocated capital proceeds equal to the deemed capital contribution attributable to such Class A-2 profits interests as determined by the Ultimate Parent at the time of the grant.

For the year ended December 31, 2014, the Company paid $3,000,000 in distributions to the Parent, which was recorded as a reduction to member's equity in the accompanying statement of financial condition.

10. CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company has also been, is currently, and may in the future be, the subject of one or more regulatory or self-regulatory organization enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, capital requirements and other domestic and foreign securities rules and regulations. The ultimate effect on the Company from certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief, and the Company's business or reputation could be negatively impacted if it were determined that disciplinary or other enforcement actions were required. The ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the financial statement and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Based on information currently available, management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances. At December 31, 2014, the Company had net capital of $8,138,977, which was $7,138,977 in excess of its required net capital of $1,000,000.

Pursuant to NYSE and NYSE MKT (formerly NYSE Amex) rules, the Company is also required to maintain $3,746,921 of capital in connection with the operation of the Company's DMM business as of December 31, 2014. The required amount is determined under the exchange rules as the greater of $1 million or 15% of the market value of 60 trading units for each symbol in which the Company is registered as the DMM.

12. INDEMNIFICATION ARRANGEMENTS

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through, February 27, 2015, the date on which the statement of financial condition was issued. The Company did not note any subsequent events requiring disclosure or adjustments to the statement of financial condition.